UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about new Chairman of the Board of Directors

—

Rio de Janeiro, August 21, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the disclosure made on August 20, 2025, informs that the Board of Directors, at a meeting held today, appointed the board member Mr. Bruno Moretti as the new Chairman of the Board, pursuant to §2 of Article 18 of the company's Bylaws, with a term until the next General Shareholder Meeting.

Mr. Bruno Moretti holds a BA in Economics from Universidade Federal Fluminense (UFF), an MA in Economics of Industry from Universidade Federal do Rio de Janeiro (UFRJ), a PhD in Sociology from Universidade de Brasília (UnB) and a post-doctoral internship in Sociology from UnB. Currently, he is a doctoral candidate in Economic Development at Unicamp. He began his career as a Planning and Budget Analyst at the Ministry of Planning in 2004. Between 2009 and 2012, he was Director of the Secretariat for Planning and Strategic Investments. From 2013 to 2014 he served as Advisor of the Executive Secretariat of the Ministry of Planning and was alternate member of the Board of Directors of Funpresp. Between 2013 and 2015, he served on the Board of Directors and Fiscal Council of EBSERH. He was Director and Substitute Executive Secretary of the Executive Secretariat of the Ministry of Health, between 2014 and 2015. From 2015 to 2016 he served as Deputy Executive Secretary of the Casa-Civil of the Presidency of the Republic. He was Technical Advisor in the Federal Senate, of Economics, infrastructure, fiscal policy and public budget between 2017 and 2022. He is currently Special Secretary for Governmental Analysis of the Presidency of the Republic, Board Member and Member of the Investment Committee of Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email : petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer